

04033886



JUN 25 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003   Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from
    that of the issuer named below:

LOCKHEED MARTIN CORPORATION
PERFORMANCE SHARING PLAN
FOR PUERTO RICO EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the
    address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817



PROCESSED

JUN 28 2004

THOMSON
FINANCIAL

Lockheed Martin Corporation
Performance Sharing Plan for Puerto Rico Employees (075)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements

Year ended December 31, 2003

Contents

ERNST & YOUNG

□ Ernst & Young LLP
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□ Phone: (703) 747-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Performance Sharing Plan
 for Puerto Rico Employees

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees as of December 31, 2003 and 2002, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2003, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, and the net assets of the Master Trust at December 31, 2003 and 2002, and the changes in its net assets and trust balances for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

June 22, 2004

Ernst & Young LLP

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

1

Lockheed Martin Corporation
Performance Sharing Plan for Puerto Rico Employees (075)

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	**$ 531**	$ 594
Net assets available for benefits	**$ 531**	$ 594

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Performance Sharing Plan for Puerto Rico Employees (075)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003
(In thousands)

Net assets available for benefits at beginning of year	$ 594
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	45
Total additions	45
Deductions from net assets:	
Distributions and withdrawals	108
Total deductions	108
Net assets available for benefits at end of year	$ 531

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Performance Sharing Plan for Puerto Rico Employees (075)

Notes to Financial Statements

December 31, 2003

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering permanent full-time employees and certain permanent part-time employees of eligible business units of Lockheed Martin and its subsidiaries who are bona fide residents of Puerto Rico or perform work primarily within the Commonwealth of Puerto Rico. During 1996, the Corporation lost its business contract in Puerto Rico. Most of the Corporation's employees in Puerto Rico were terminated on November 30, 1996.

Lockheed Martin Corporation
Performance Sharing Plan for Puerto Rico Employees (075)

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Contributions

All participants are 100% vested in all employer contributions. Prior years' participants' contributions and matching contributions may be invested in one or more of the available investment funds at the participant's election.

Participant Accounts

Each participant's account is credited with the investment earnings, net of expenses, of the individual funds in which the account is invested.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

3. Income Tax Status

The Plan has received a favorable determination letter from the Puerto Rico Department of Treasury. The determination letter states that the Plan meets the qualification requirements under Section 165(a) of the Puerto Rico Income Tax Act of 1954. The Plan is intended to be qualified under Puerto Rican tax laws, but not U.S. tax laws and, accordingly, no determination letter will be requested from the U.S. Therefore, no provision has been made in the financial statements for income taxes.

4. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2003 and 2002 was less than 1%. The audited financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31	
	2003	**2002**
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	$ **807,424**	$ 1,247,472
Common stock—Lockheed Martin Corporation	**3,602,855**	4,123,331
Mutual funds	**3,213,696**	2,093,727
Corporate debt securities	**145,440**	376,158
Common stock—other	**135,079**	–
U.S. Government securities	**677**	–
Preferred stock	**485**	–
Partnership/Joint venture	**186**	–
Self-managed accounts	**–**	151,018
Other assets	**5,076**	–
Total investments at quoted fair value	**7,910,918**	7,991,706
Investments at estimated fair value:		
Common/collective trusts:		
Lockheed Martin Short-Term Investment Fund	**762,937**	875,812
Other	**5,135,786**	3,763,014
Total investments at estimated fair value	**5,898,723**	4,638,826
Investments at contract value:		
Guaranteed investment contracts	**304,824**	28,320
Other assets:		
Dividends and interest receivable	**3,992**	4,122
Dividend reinvestment receivable	**–**	8,369
Other	**2,115**	1,290
Total assets	**14,120,572**	12,672,633
Liabilities		
Accounts payable for securities purchased	**25,448**	–
Net assets	**$ 14,095,124**	$ 12,672,633

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2003
(In thousands)

Net assets at beginning of year	$ 12,672,633
Additions to net assets:	
Contributions:	
Employees	681,920
Lockheed Martin Corporation, net of forfeitures	234,116
Total contributions	916,036
Investment income:	
Dividends and interest	134,655
Net realized and unrealized gain	1,046,421
Total investment income	1,181,076
Total additions	2,097,112
Deductions from net assets:	
Distributions and withdrawals	662,455
Administrative expenses	12,203
Total deductions	674,658
Net transfer from other trusts	37
Net assets at end of year	$ 14,095,124

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2003

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31	
		2003	2002
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.44%	89.38%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	5.13	5.50
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.74	2.62
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	1.61	1.45
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.26	0.27
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.46	0.43
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.31	0.29
Lockheed Martin Corporation Savings & Investment Plan for Hourly Employees EIN #52–1893632	054	0.00	0.01
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.04	0.04
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	0.01	0.01
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund and Small/Mid-Cap Indexed Equity Fund are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund, the American Century Growth Fund, and the Putnam International Equity Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Stable Value Fund includes an investment in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (Fixed Income Fund), which provides employee benefit plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts. Each benefit plan has an undivided interest only in the investment contracts the plan has selected to invest in with the Fixed Income Fund; therefore, benefit plans have a divided interest in the Fixed Income Fund as a whole. The Fixed Income Fund is a common collective trust, which is valued at contract value, which approximates fair value as determined by the Trustee.

1. Accounting Policies (continued)

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. Except for the Savings and Investment Plan for Hourly Employees, an SMA Option is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

Except for the Savings and Investment Plan for Hourly Plans and the Performance Sharing Plan for Puerto Rico Employees, effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Prior to August 1, 2003, participants could make changes to investment elections at any time except for certain restrictions placed on investment elections in the ESOP Funds, Putnam International Equity Fund and the Lockheed Martin Company Stock Fund effective August 1, 2002.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are generally declared semiannually. The crediting interest rates for the contracts as of December 31, 2003 and 2002 ranged from 3.06% to 7.11% and 5.98% to 7.11%, respectively. The average yield for 2003 and 2002 was 3.07% and 6.41%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

Certain 2002 balances have been reclassified to conform to current-year presentation.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Effective December 31, 2003, the assets of the Savings and Investment Plan for Hourly Employees were merged into other plans in the Master Trust.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2003 and 2002, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts. Additionally, the Short-Term Investment Fund may hold contributions designated for a longer duration.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

2. Description of Trust (continued)

Direct administrative expenses are paid by the Master Trust and allocated to the Plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31 2003
	(In thousands)
Investments at quoted fair value:	
Corporate debt securities	$ (174)
Common stock—Lockheed Martin Corporation	(467,221)
Common stock—other	44,217
Preferred stock	26
Mutual funds	653,643
Other assets	1,554
	232,045
Investments recorded at estimated fair value:	
Common collective trusts	814,376
Net realized and unrealized gain	$ 1,046,421

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund and Small/Mid-Cap Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust. Northern Trust is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees

Date   June 25, 2004

John B. Dierkes, Vice President,
Human Resources Services

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58075) pertaining to the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees of Lockheed Martin Corporation of our report dated June 22, 2004, with respect to the financial statements of the Lockheed Martin Performance Sharing Plan for Puerto Rico Employees and the Lockheed Martin Corporation Defined Contribution Plans Master Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

McLean, Virginia
June 22, 2004

Ernst & Young LLP